UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__________________________)

ALMADEN MINERALS LTD.

_______________________________________________________

(Name of Issuer)

Common Shares

_______________________________________________________

(Title of Class of Securities)

020283107

_______________________________________________________

(CUSIP Number)

Duane Poliquin, 1103-750 W Pender St., Vancouver, B.C., Canada  V6C 2T8

_______________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Communications)

January 24, 2006

________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

CUSIP Number:  020283107

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

James Duane Poliquin

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [   ]

(b)      [   ]

3.

SEC Use Only  ___________________________________________________________

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.

Citizenship or Place of Organization

Canadian

Number of

7.

Sole Voting Power  - 2,590,937

Shares

Beneficially

8.

Shared Voting Power   -  69,300

Owned by Each

Reporting

9.

Sole Dispositive Power  - 2,590,937

Person With

10.

Shared Dispositive Power  - 69,300

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   - 2,660,237

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [    ]

13.

Percent of Class Represented by Amount in Row (11)  - 6.96%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP Number:  020283107

Item 1.

Security and Issuer

Common shares of Almaden Minerals Ltd. located at 750 West Pender, Suite 1103, Vancouver, B.C., Canada  V6C 2T8

Item 2.

Identity and Background

(a)

James Duane Poliquin

(b)

750 West Pender, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(c)

Self-employed professional geological engineer, President and Director of Almaden Minerals Ltd.

(d)

No

(e)

No

(f)

Canadian citizen

Item 3.

Source and Amount of Funds or Other Consideration

Personal funds

Item 4.

Purpose of the Transaction

To facilitate funds obtaining share positions without unduly affecting market price.

Item 5.

Interest in Securities of the Issuer

(a)

2,660,237 (6.96%) including incentive options to acquire 1,036,163 shares

(b)

sole power to vote and direct the vote and dispose or direct the disposition of 2,590,937 shares, shared power to vote or direct the vote and dispose or direct the disposition of 69,300 shares with:

Judy Poliquin

1987 Acadia Road, Vancouver, B.C.  V6T 1R4

Homemaker

No convictions in criminal proceedings

Not part to a civil proceeding of a judicial or administrative body of competent jurisdiction

Canadian citizen

(c)

07/08/05    acquired 10,300 shares @ Cdn. $1.78 per share in the public market

07/11/05    acquired 900 shares @ Cdn. $1.76 per share in the public market

07/11/05    acquired 3,700 shares @ Cdn. $1.78 per share in the public market

07/11/05    acquired 3,000 shares @ Cdn. $1.75 per share in the public market

07/12/05    acquired 13,000 shares @ Cdn. $1.783 per share in the public market

07/13/05    acquired 2,100 shares @ Cdn. $1.75 per share in the public market

07/13/05    acquired 1,500 shares @ Cdn. $1.77 per share in the public market

07/14/05    acquired 4,500 shares @ Cdn. $1.65 per share in the public market

07/14/05    acquired 2,000 shares @ Cdn. $1.66 per share in the public market

07/14/05    acquired 2,500 shares @ Cdn. $1.70 per share in the public market

08/11/05    acquired 24,000 shares @ Cdn. $1.75 per share privately

09/19/05    sold 8,000 shares @ Cdn. $2.00 per share in the public market

09/19/05    sold 2,000 shares @ Cdn. $2.03 per share in the public market

09/20/05    sold 7,300 shares @ Cdn. $1.98 per share in the public market

09/20/05    sold 8,000 shares @ Cdn. $1.99 per share in the public market

09/21/05    sold 17,400 shares @ Cdn. $1.99 per share in the public market

09/22/05    sold 3,600 shares @ Cdn. $1.95 per share in the public market

11/15/05    acquired 4,000 shares @ $1.78 per share in the public market

11/16/05    acquired 4,000 shares @ $.178 per share in the public market

11/16/05    acquired 3,000 shares @ $1.77 per share in the public market

01/24/06    exercised 75,792 incentive options into 75,792 shares @ Cdn. $0.27 per share

01/24/06    exercised 139,208 incentive options into 139,208 shares @ Cdn. 0.55 per share

01/24/06    sold 215,000 shares @ Cdn. $3.10 per share in the public market

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7.

Material to be Filed as Exhibits

N/A

CUSIP Number:  020283107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

DATED:            __________________________

___________

/s/Duane Poliquin

SIGNATURE:  ______________________________________

Duane Poliquin, President

NAME/TITLE:  ___________________________________